SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

DAIS ANALYTIC CORP.
(Name of Issuer)

Common Stock, Par Value $0.01

 (Title of Class of Securities)

23302X104

 (CUSIP Number)

Leonard Samuels

1011 Centennial Road

Penn Valley, PA 19072

(610) 664-5949

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2014
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

 _________________

(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise subject to the  liabilities of that section of the Act but shall be subject  to all other provisions of the Act  (however, see the Notes).

CUSIP No. 23302X104	Schedule 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Leonard Samuels
Leah Kaplan-Samuels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Leonard Samuels – USA, Leah Kaplan-Samuels - USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

8,207,747(1)
	8	SHARED VOTING POWER

2,724,696(1)
	9	SOLE DISPOSITIVE POWER

8,207,747(1)
	10	SHARED DISPOSITIVE POWER

2,724,696(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Leonard Samuels – 8,207,747(1) Leah Kaplan-Samuels – 2,724,696(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Leonard Samuels -- 8.1% (See Item 5) Leah Kaplan-Samuels – 2.7% (See Item 5)
14	TYPE OF REPORTING PERSON*

OO

_______________

(1) See Item 5 below, titled “Interest in Securities of the Issuer.

CUSIP No. 23302X104	Schedule 13D/A	Page 3 of 6 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Common Stock, $.01 par value (the "Common Stock"), of Dais Analytic Corp. (the "Issuer"). The address of the Issuer's principal executive office is 11552 Prosperous Drive, Odessa, FL 33556.

Item 2. Identity and Background.

 (a) This statement is being filed on behalf of Leonard Samuels and Leah Kaplan-Samuels (each of the foregoing, a “Reporting Person” and collectively, “Reporting Persons”). The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is attached hereto as Exhibit 1.

 (b) The address of the Reporting Persons is 1011 Centennial Road, Penn Valley, PA 19072.

 (c) Leonard Samuels is employed as an Assistant Professor of Emergency Medicine by Drexel University College of Medicine Department of Emergency Medicine, 245 North Broad Street, Philadelphia, PA . Leah Kaplan-Samuels is a homemaker.

 (d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f) Leonard Samuels and Leah Kaplan-Samuels are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the shares of common stock reported below (Item 4) was an aggregate of $1,945,360.18. All cash paid was paid out of the personal funds of Leonard Samuels and Leah Kaplan-Samuels. Mr. And Mrs. Samuels acquired the shares of Common Stock owned as of the date hereof pursuant to the description listed in Item 4 below. .

Item 4. Purpose of Transaction.

 (a) On May 12, 2011, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with RBC Capital - Custodian for Leonard Samuels IRA (“RBC”). Pursuant to said Subscription Agreement, RBC purchased Two Million Six Hundred Sixty Seven Thousand Five Hundred and Three (2,667,503) shares of Common Stock for an aggregate purchase price of Six Hundred Ninety Three Thousand Five Hundred and Fifty Dollars and Seventy Eight Cents ($693,550.78). All proceeds due and owing to RBC under the February 19, 2010 Note (including all principal and interest) were applied to the purchase price and upon issuance of said shares the aforementioned Note was paid in full.

On May 12, 2011, in connection with the above transaction, the Issuer issued to RBC a stock purchase warrant (the “2011 RBC Warrant”) to purchase, at any time on or before that date occurring five years following date of issuance of the 2011 Warrants, Nine Hundred and Sixty Two Thousand Five Hundred (962,500) shares of Common Stock; at an exercise price of forty-five cents ($0.45) per share. The Stock Purchase Warrants may be exercised pursuant to a cashless exercise provision unless the warrant shares are registered for resale under an effective registration statement.

CUSIP No. 23302X104	Schedule 13D/A	Page 4 of 6 Pages

Further, in connection with the above transaction, RBC and Issuer amended the 2007 Warrants to provide for a cashless exercise provision unless such warrant shares are registered for resale under an effective registration statement.

Expirations of the 2007/2008 and 2009 warrants, which were not exercised, caused the decline in holdings since the 2011 Schedule 13 D filing before selling commenced this year. Dr. Samuels’ holdings declined 2,692,500 shares from warrant expirations. JTWROS holdings declined by 905,000 reflecting the expiration and elimination of all JTWROS warrant holdings. There were no sales of JTWROS stock.

Between October 14, 2014 and October 30, 2014, the reporting persons have sold 424,050 shares of the Issuer’s Common Stock. Between October 31, 2014 and November 17, 2014 the reporting persons have sold 442,450 shares of the Issuer’s Common Stock. All of this stock came from the holdings of Dr. Samuels. These sales were previously reported.

Between November 18, 2014 and December 18, 2014 the reporting persons sold 473,918 shares of the Issuer’s Common Stock. These sales prompted this filing.

The Common Stock has been acquired by the Reporting Persons pursuant to a Funding Agreement for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect. The Reporting Person reserves the right to change their plan and intentions at any time as they deem appropriate.

 (b) – (j) None.

Item 5. Interest in Securities of the Issuer.

 (a)(b) As of December 19, 2014 Dr. Samuels beneficially owns 8,207,747 shares of Common Stock representing 8.1% of all of the outstanding shares of Common Stock determined as follows:

•	2,724,696 shares of Common Stock held by the Reporting Persons as JTWROS;
•	4,520,551 shares of Common Stock held by RBC and beneficially owned by Dr. Samuels
•	962,500 shares of Common Stock underlying the 2011 RBC Warrants exercisable at $0.45 per share of Common Stock

As of December 19, 2014, Mrs. Samuels beneficially owns 2,724,696 shares of Common Stock representing 2.7% of all of the outstanding shares of Common Stock determined as follows:

•	2,724,696 shares of Common Stock held by the Reporting Persons as JTWROS;

 (c) None.

 (d) No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

 (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with

Respect to Securities of the Issuer.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons entered into an agreement on December 27, 2010, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement was attached as Exhibit 1 to the Original Form 13D and is incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Dais Analytic Corp.

CUSIP No. 23302X104	Schedule 13D/A	Page 5 of 6 Pages

Item 7. Material to be Filed as Exhibits.

Number	Description

1.	Joint Filing Agreement dated as of December 27, 2010 (filed previously).

2.

Form of Subscription Agreement, dated December 11, 2007, December 20, 2007, December 30, 2007 and January 21, 2008, by and among the Issuer and Reporting Persons as JTWROS and Form of Subscription Agreement, dated December 20, 2007 and December 31, 2007, by and between Issuer and RBC Capital Markets- Custodian for Leonard Samuels IRA (incorporated by reference to Exhibit 10.9 of the Issuer’s Form S-1 filed with the Commission on August 11, 2008).

3.

Form of Secured Convertible Promissory Note, dated December 11, 2007, December 20, 2007, December 30, 2007 and January 21, 2008, issued by Issuer to Reporting Persons as JTWROS and Form of Secured Convertible Promissory Note dated December 20, 2007 and December 31, 2007, issued by Issuer to RBC Capital Markets- Custodian for Leonard Samuels IRA (incorporated by reference to Exhibit 4.7 of the Issuer’s Form S-1 filed with the Commission on August 11, 2008).

4.

Form of Stock Purchase Warrant, dated December 11, 2007, December 20, 2007, December 30, 2007 and January 21, 2008, issued by Issuer to Reporting Persons as JTWROS and Form of Stock Purchase Warrant, dated December 20, 2007 and December 31, 2007, issued by Issuer to RBC Capital Markets- Custodian for Leonard Samuels IRA (incorporated by reference to Exhibit 4.5 of the Issuer’s Form S-1 filed with the Commission on August 11, 2008).

5.

Form of Stock Purchase Warrant, dated September 17, 2009, issued by Issuer to Reporting Persons as JTWROS (incorporated by reference to Exhibit 4.2 of the Issuer’s Form 8-K filed with the Commission on March 13, 2009).

6.

Form of Stock Purchase Warrant, dated October 9, 2009, issued by Issuer to Reporting Persons as JTWROS and Form of Stock Purchase Warrant, dated October 9, 2009, issued by Issuer to RBC Capital Markets- Custodian for Leonard Samuels IRA (incorporated by reference to Exhibit 4.1 of the Issuer’s Form 8-K filed with the Commission on March 13, 2009).

7.

Form of Unsecured Promissory Note, dated February 19, 2010, issued by Issuer to Reporting Persons as JTWROS and Form of Unsecured Promissory Note dated February 19, 2010, issued by Issuer to RBC Capital Markets- Custodian for Leonard Samuels IRA (incorporated by reference to Exhibit 4.2 and 4.1; respectively, of the Issuer’s Form S-1 filed with the Commission on February 23, 2010).

CUSIP No. 23302X104	Schedule 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEONARD SAMUELS

Dated: December 19, 2014	By:	/s/ Leonard Samuels
	Name:	Leonard Samuels

LEAH KAPLAN-SAMUELS

	By:	/s/ Leah Kaplan-Samuels
	Name:	Leah Kaplan Samuels

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).